UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _)*
New Bastion Development, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
642149 108
(CUSIP Number)
Elliot Bellen 11985 Southern Boulevard, Suite 191 Royal Palm Beach, FL 33411 (866) 541-0625
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 20, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 642149 108

1.	NAMES OF REPORTING PERSONS
Elliot Bellen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
12,005,000(1)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
12,005,000 (1)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,005,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.51% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)

Includes (i) 3,505,000 shares held directly by the reporting person; (ii) 4,000,000 shares authorized, but not yet issued, by the issuer for the benefit of the reporting person; (ii) the reporting person’s option to purchase up to 500,000 shares of the Issuer’s common stock exercisable within 60 days hereof; and (iv) 4,000,000 shares issued to a third party of which the reporting person has voting and disposition control over until such time as the shares vest to the third party. The reporting person disclaims beneficial ownership of these 4,000,000 shares and disclaims the existence of a group.

(2)	Based upon 28,918,753 shares of the Issuer’s common stock that was outstanding on May 23, 2012.

ITEM	1. Security and Issuer

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.10 per share (“Common Stock”), of New Bastion Development, Inc., a Pennsylvania corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 11985 Southern Boulevard, Suite 191, Royal Palm Beach, Florida 33411.

ITEM	2. Identity and Background.

(a) This Schedule 13D is filed by Elliot Bellen.

(b) The Reporting Person’s business address is 11985 Southern Boulevard, Suite 191, Royal Palm Beach, Florida 33411.

(c) The Reporting Person is the chief executive officer, principal financial officer and director of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f) The Reporting Person is a United States citizen.

ITEM	3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares of Common Stock in connection with services rendered to the Issuer and in serving as the chief executive officer, principal financial officer and director of the Issuer.

ITEM	4. Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock described in Item 5 as compensation from the Issuer and not for the purpose or with the effect of changing or influencing the control of the Company or in connection with or as a participant in any transaction having such purpose or effect.

Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

The Reporting Person is the chief executive officer, principal financial officer and a director of the Issuer.  The Reporting Person reserves the right to take any action enumerated above in the best interests of the Issuer in his role as a member of the board of directors and an officer of the Issuer.

ITEM	5. Interest in Securities of the Issuer.

(a)

The aggregate number of shares of the Common Stock owned beneficially by the Reporting Person is 12,005,000 shares, which represents approximately 41.51% of the outstanding shares of the Common Stock. The percentages in this Item  5(a) are based upon 28,918,753 shares of the Issuer’s common stock that was outstanding on May 23, 2012.

(b)	The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of the Reporting Person’s Common Stock.

(c)	During the sixty (60) days prior to the filing of this Schedule 13D, the Reporting Person has made no transactions in the Common Stock.

(d)	Not applicable.

(e)	Not applicable.

ITEM	6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

With respect to the 4,000,000 shares issued to a third party of which the reporting person has voting and disposition control over until such time as the shares vest to the third party, a non executed understanding exists between the reporting person and the third party that no additional unvested shares shall vest to the third party until such time that a new vesting schedule is agreed upon between the third party and the Issuer. The Reporting Persons has no other contracts, arrangements or understandings with any other person with respect to any securities of the Issuer.

ITEM	7. Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 23, 2012

/s/ Elliot Bellen
Elliot Bellen